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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No.__)*
                                                -

                       American Medical Technologies, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   02744X 10 4
                   -----------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
                   -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]    Rule 13d-1(b)
[_]    Rule 13d-1(c)
[_]    Rule 13d-1(d)

_________________
*      The remainder of this cover page shall be filled out for a reporting
- person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 02744X 10 4                13G                  Page 2 of 8
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  1.   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY)

            Bank One, National Association
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

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  4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                   5.   SOLE VOTING POWER

  NUMBER OF
   SHARES                721,510 Shares. See Item 4.
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY         6.   SHARED VOTING POWER
    EACH                 0
 REPORTING       ---------------------------------------------------------------
   PERSON          7.   SOLE DISPOSITIVE POWER
    WITH
                         721,510 Shares. See Item 4.
                 ---------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       721,510 Shares. See Item 4.
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                               [_]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.9% See Item 4.
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
            BK
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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  CUSIP No. 02744X 10 4               13G                    Page 3 of 8
-------------------------                              -------------------------

--------------------------------------------------------------------------------
  1.   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY)

            BANK ONE CORPORATION  31-0738296
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                   5.   SOLE VOTING POWER

                         721,510 Shares--The Reporting Person disclaims the
                         beneficial ownership of these Shares which are held by
   NUMBER OF             its subsidiary, Bank One, National Association. See
    SHARES               Item 4.
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        6.   SHARED VOTING POWER
     EACH                0
  REPORTING        -------------------------------------------------------------
    PERSON         7.   SOLE DISPOSITIVE POWER
     WITH
                         721,510 Shares--The Reporting Person disclaims the
                         beneficial ownership of these Shares which are held by
                         its subsidiary, Bank One, National Association. See
                         Item 4.
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       721,510 Shares--The Reporting Person disclaims the beneficial ownership of these Shares which are held by its subsidiary, Bank One, National Association. See Item 4.
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                               [_]
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.9% See Item 4.

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
            CO HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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  CUSIP No. 02744X 10 4               13G                     Page 4 of 8
-------------------------                              -------------------------

Item 1.     (a).   Name of Issuer:

                   American Medical Technologies, Inc.

            (b).   Address of Issuer's Principal Executive Offices:

                   5555 Bear Lane
                   Corpus Christi, Texas 78405

Item 2.     (a).   Name of Person Filing:

            Bank One Corporation ("Bank One") is filing this statement on behalf of itself and its wholly-owned subsidiary, Bank One, National Association (the "Bank"). The Agreement of Bank One and the Bank to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.

            (b).   Address of Principal Business Office or, if None, Residence:

            For both Bank One and the Bank:
                   1 Bank One Plaza
                   Chicago, Illinois 60670

            (c).   Citizenship:

            Bank One is a corporation organized under the laws of the State of Delaware. The Bank is a national banking association organized under the laws of the United States.

            (d).   Title of Class of Securities:

                   Common Stock, $.04 par value per share (the "Shares")

            (e).   CUSIP Number:  02744X 10 4

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check whether the Person Filing is:

            (a)    [_]   Broker or dealer registered under Section 15 of the
                         Exchange Act;

            (b)    [_]   Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)    [_]   Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;

            (d)    [_]   Investment company registered under Section 8 of the
                         Investment Company Act of 1940;

            (e)    [_]   An investment adviser in accordance with Rule 13d-1(b)
                         (1)(ii)(E);

            (f)    [_]   An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

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  CUSIP No. 02744X 10 4                  13G                  Page 5 of 8
-------------------------                              -------------------------

            (g)    [x]   A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)    [_]   A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

            (i)    [_]   A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

            (j)    [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a) Amount beneficially owned: The Bank is the owner of a Stock Purchase Warrant whereby the Company has given the Bank the immediately exerciseable right to purchase 721,510 Shares from the Company at an exercise price of $0.11 per Share, subject to customary adjustments. Bank One may be deemed to own the Shares solely through its ownership of the Bank.

            (b)    Percent of class: 8.9%

            (c)    Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote: 721,510
                         Shares

                   (ii)  Shared power to vote or to direct the vote: 0

                   (iii) Sole power to dispose or to direct the disposition of:
                         721,510 Shares

                   (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                   Not applicable.

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  CUSIP No.  02744X 10 4             13G                    Page 6 of 8
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Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company.

            Bank One is filing this Schedule 13G on behalf of itself and its subsidiary, Bank One, National Association which is a bank as defined in section 3(a)(6) of the Act.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             [The remainder of this page intentionally left blank.]

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  CUSIP No.  02744X 10 4              13G                   Page 7 of 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2003

                                           BANK ONE CORPORATION

                                           By: /s/ Michael J. Cavanagh
                                              -------------------------
                                              Name: Michael J. Cavanagh
                                              Title: Treasurer

                                           Bank One, National Association

                                           By: /s/ Sharon A. Renchof
                                              -------------------------
                                              Name: Sharon A. Renchof
                                             Title: Assistant Cashier

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  CUSIP No.  02744X 10 4               13G                    Page 8 of 8
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                                    Exhibit A

                                    Agreement

         The undersigned hereby agree, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), that the statement on
Schedule 13G (including all amendments thereto) to which this agreement is attached is to be filed on behalf of Bank One, National Association, a bank as defined in Section 3(a)(6) of the Act, by its parent corporation, BANK ONE CORPORATION, and that BANK ONE CORPORATION may file a Schedule 13G under the Act and all amendments to such Schedule with respect to the Common Stock, $.04 par value per share of American Medical Technologies, Inc.

Dated: February  11, 2003

                                           Bank One, National Association

                                           By: /s/ Sharon A. Renchof
                                              -------------------------
                                              Name: Sharon A. Renchof
                                              Title: Assistant Cashier

                                           BANK ONE CORPORATION

                                           By: /s/ Michael J. Cavanagh
                                              -------------------------
                                              Name: Michael J. Cavanagh
                                              Title: Treasurer